                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                            COMSYS IT Partners, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    92330P10
                                 (CUSIP Number)

                              Links Partners, L.P.
                              Inland Partners, L.P.
                             Coryton Management Ltd.
                                  Arthur Coady
                                   Elias Sabo
                                I. Joseph Massoud

                            (Name of Persons Filing)

   Joseph Milana and Chrissie Neves            Joseph Milana and Chrissie Neves
          Links Partners, LP                          Inland Partners, LP
           61 Wilton Avenue,                           61 Wilton Avenue,
               2nd Floor                                   2nd Floor
      Westport, Connecticut 06880                 Westport, Connecticut 06880
       Telephone: (203) 221-1703                   Telephone: (203) 221-l703

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 11, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                         (Continued on following pages)
                                 (Page 1 of 16)

                                  SCHEDULE 13D

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CUSIP No. 92330P10 Page 2 of 16
-------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Links Partners, L.P.
-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
(b) /X/
-------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF, WC
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
-------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7          SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
WITH
-------------------------------------------------------------------------

                              8         SHARED VOTING POWER
                                            784,515.38

-------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                 0

-------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                            784,515.38

-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          784,515.38
-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.99%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                              PN
-------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 92330P10 Page 3 of 16
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1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Inland Partners, L.P.
-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
(b) /X/
-------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF, WC
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
-------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7           SOLE VOTING POWER
BY EACH REPORTING PERSON                          0
WITH

-------------------------------------------------------------------------

                              8          SHARED VOTING POWER
                                             785,060.98

-------------------------------------------------------------------------

                              9        SOLE DISPOSITIVE POWER
                                                 0

-------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                           785,060.98

-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          785,060.98
-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.99%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                              PN
-------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 92330P10 Page 4 of 16
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1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coryton Management Ltd.
-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
(b) / X/
-------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF, WC
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas
-------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7          SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
WITH

-------------------------------------------------------------------------

                              8         SHARED VOTING POWER
                                           1,569,576.36

-------------------------------------------------------------------------

                              9       SOLE DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                           1,569,576.36

-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,569,576.36
-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.9%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
      CO, HC
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                                  SCHEDULE 13D

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CUSIP No. 92330P10 Page 5 of 16
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1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arthur Coady
-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
(b) / X/
-------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF, WC
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
-------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7          SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
WITH

-------------------------------------------------------------------------

                              8         SHARED VOTING POWER
                                           1,569,576.36

-------------------------------------------------------------------------

                              9       SOLE DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                           1,569,576.36

-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,569,576.36
-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.9%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
IN
-------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 92330P10 Page 6 of 16
-------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elias Sabo
-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
(b) / X/
-------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF, WC
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
-------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7          SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
WITH

-------------------------------------------------------------------------

                              8         SHARED VOTING POWER
                                           1,569,576.36

-------------------------------------------------------------------------

                              9       SOLE DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                           1,569,576.36

-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,569,576.36
-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.9%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
IN
-------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 92330P10 Page 7 of 16
-------------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
I. Joseph Massoud
-------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /
(b) / X/
-------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF, WC
-------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
-------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED     7          SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
WITH

-------------------------------------------------------------------------

                              8         SHARED VOTING POWER
                                           1,569,576.36

-------------------------------------------------------------------------

                              9       SOLE DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER
                                           1,569,576.36

-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,569,576.36
-------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.9%
-------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
IN
-------------------------------------------------------------------------

INTRODUCTION.

This Amendment No. 11 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 ("Amendment No. l"), Amendment No. 2 to
Schedule 13D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to
Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to
Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"), Amendment No. 5 to
Schedule 13D, filed on November 20, 2002 ("Amendment No. 5"), Amendment No. 6 to
Schedule 13D, filed on March 17, 2003 ("Amendment No. 6") Amendment No. 7 to
Schedule 13D, filed on April 16, 2003 ("Amendment No. 7") Amendment No. 8 to
Schedule 13D filed on September 30, 2003 ("Amendment No. 8") Amendment No. 9 to
Schedule 13D filed on July 20, 2004 ("Amendment No. 9") and Amendment No. 10 to
Schedule 13D filed on November 3, 2004 ("Amendment No. 10"). The Initial
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 are collectively referred to herein as "Schedule 13D".

Capitalized terms used and not defined in this Amendment No. 11 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Venturi Partners, Inc. (formerly known as Personnel Group of America, Inc.) (the "Issuer"), which were immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC ("Matlin Partners") as a Reporting Person, (iv) Amendment No. 5 changed the address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons, (v) Amendment No. 6 amended or corrected certain information that changed since the filing of Amendment No. 5 and disclosed the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 which related to a proposed restructuring of the Issuer, (vi) Amendment No. 7 amended certain information that changed since the filing of Amendment No. 6, disclosed the changes in the holdings of debt by the Reporting Persons under the credit facility and the closing on April 14, 2003 of the Notes Exchange as described under the heading "The Notes Exchange" in Section D of Item 4 of Amendment

No. 6 and the execution of the Second Amended and Restated Credit Agreement, including the related issuance to the Reporting Persons of common stock purchase warrant shares and other changes in lieu of consummating the Loan Exchange,
(vii) Amendment No. 8 amended certain information that had changed since the filing of Amendment No. 7 and disclosed the conversion of the Preferred Stock into shares of Issuer Common Stock, (viii) Amendment No. 9 amended certain information that had changed since the filing of Amendment No. 8 and disclosed the termination of the Intercreditor Agreement, (ix) Amendment No. 10 amended certain information that had changed since the filing of Amendment No. 9, including the name change of the Issuer from Venturi Partners, Inc. to COMSYS IT Partners, Inc., and disclosed the entering into of the Amended and Restated Registration Rights Agreement and the Voting Agreement with the Issuer and certain other stockholders.

This Amendment No. 11 is filed on behalf of (i) Links and Inland, by virtue of their beneficial ownership of shares of Issuer Common Stock and warrants to purchase shares of Issuer Common Stock, (ii) Coryton, as general partner of Links and Inland, (iii) Arthur Coady, as director and sole shareholder of Coryton and (iv) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Links, Inland, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of amending certain information that has changed since the filing of Amendment No. 10.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of Schedule 13D is amended to add subsection I as follows:

I.    PURCHASE OF ADDITIONAL SHARES

On August 11, 2005, Links and Inland purchased a total of 100,000 shares of Issuer Common Stock from Michael T. Willis, pursuant to a letter agreement (the "Letter Agreement"), for a purchase price of $1,100,000, payable in immediately available funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Subsections (a) and (b) of Item 5 of Schedule 13D solely with respect to Inland, Links, Coryton, Coady, Sabo and Massoud are amended and restated in their entirety to read as follows:

As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows:

(a)(i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: Links, Inland Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud in the aggregate beneficially own or may be deemed to beneficially own 1,569,576.36 shares of Issuer Common Stock consisting of (A) 1,484,334 shares of Issuer Common Stock and (B) 85,242.36 Warrants to purchase 84,242.36 shares of Issuer Common Stock. The 1,569,576.36 shares of Issuer Common Stock represent beneficial ownership of approximately 9.9% of the issued and outstanding shares of Issuer Common Stock (based on 15,659,304 shares of Issuer Common Stock issued and outstanding, according to correspondence from the Issuer to the Reporting Persons, and assuming exercise of the Warrants directly beneficially owned by the Reporting Persons).

(iii) As of the date hereof, Links is the direct beneficial owner of 784,515.38 shares of Issuer Common Stock consisting of (A) 742,167 shares of Issuer Common Stock and (B) 42,348.38 Warrants to purchase 42,348.38 shares of Issuer Common Stock. The 742,515.38 shares of Issuer Common Stock represent beneficial ownership of approximately 4.99% of the issued and outstanding shares of Issuer Common Stock (based on shares of Issuer Common Stock issued and outstanding as described above and assuming exercise of the Warrants directly beneficially owned by Links).

(iv) As of the date hereof, Inland is the direct beneficial owner of 785,060.98 shares of Issuer Common Stock consisting of (A) 742,167 shares of Issuer Common Stock and (B) 42,893.98 Warrants to purchase 42,893.98 shares of Issuer Common Stock. The shares of Issuer Common Stock represent beneficial ownership of approximately 4.99% of the issued and outstanding shares of Issuer Common Stock (based on shares of Issuer Common Stock issued and outstanding as described above and assuming exercise of the Warrants directly beneficially owned by Inland).

(xii) Coryton serves as General Partner of Links and Inland. By reason of such relationships, Coryton may be deemed to share voting and dispositive power over the shares owned by Links and Inland.

(xiii) Arthur Coady serves as sole shareholder of Coryton. By reason of such relationship, Arthur Coady may be deemed beneficially own the shares owned by Links and Inland.

(xiv) Elias Sabo and I. Joseph Massoud serve as attorney-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland. By reason of such relationships, Elias Sabo and I. Joseph Massoud may be deemed to share voting and dispositive power over the shares owned by Links and Inland.

(b) To the best knowledge of Coryton with respect to the directors and executive officers named in its schedule to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as a controlling member, executive officer or director of Coryton) or
(ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 11 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of said Item 6:

Reference is made to the description of the Letter Agreement in Item 4 of this Amendment No. 11 which is annexed hereto as Exhibit 18, which is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended by adding Exhibit 18 and replacing
Exhibit 5.

EXHIBIT NO.       DESCRIPTION
5                 Joint Filing Agreement, dated as of August 17, 2005, by and among Links Partners, L.P., Inland Partners, L.P., Coryton
                  Management Ltd., Arthur Coady, Elias Sabo and I. Joseph
                  Massoud.

18                Letter Agreement dated as of August 9, 2005, delivered by
                  Michael T. Willis, and accepted and agreed to by Links and Inland on August 11, 2005.


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 11 is true, complete and correct.

August 17, 2004

                                                LINKS PARTNERS, L.P.

                                                By: Coryton Management Ltd.,
                                                its general partner

                                                By: /s/Arthur Coady
                                                    ----------------------------
                                                Name: Arthur Coady
                                                Title: President

                                                INLAND PARTNERS, L.P.

                                                By: Coryton Management Ltd.,
                                                its general partner

                                                By: /s/Arthur Coady
                                                    ----------------------------
                                                Name: Arthur Coady
                                                Title: President

                                                CORYTON MANAGEMENT LTD

                                                By:/s/Arthur Coady
                                                   -----------------------------
                                                Name: Arthur Coady
                                                Title: President

                                                ARTHUR COADY

                                                By:/s/Arthur Coady
                                                   -----------------------------
                                                Name: Arthur Coady

                                                ELIAS SABO

                                                By: /s/Elias Sabo
                                                    ----------------------------
                                                Name: Elias Sabo

                                                I. JOSEPH MASSOUD

                                                By:/s/I. Joseph Massoud
                                                   -----------------------------
                                                Name: I. Joseph Massoud

EXHIBIT INDEX

Exhibit No.       Description
5                 Joint Filing Agreement, dated as of August 17, 2005, by and among Links Partners, L.P., Inland Partners, L.P., Coryton
                  Management Ltd., Arthur Coady, Elias Sabo and I. Joseph
                  Massoud.

18                Letter Agreement dated as of August 9, 2005, delivered by
                  Michael T. Willis, and accepted and agreed to by Links and Inland on August 11, 2005.

